Fax

RECEIVED
2008 JUN -2 A 9: 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To: [redacted]

08002935

Attn: SEC Release

Fax: +12027729207

Date: 30.05.2008

SUPPL

From: Liberty International PLC

Headline: Total voting rights

PROCESSED
JUN 02 2008
THOMSON REUTERS

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

dlw 6/2

Total voting rights

LIBERTY INTERNATIONAL PLC (the "Company")

VOTING RIGHTS AND CAPITAL

In conformity with DTR 5.6.1 we would like to notify the market of the following:

At the date of this announcement, Liberty International's issued share capital consists of 362,772,673 ordinary shares of 50p each with voting rights. The Company holds 875,000 ordinary shares in treasury.

Therefore, the total number of voting rights, excluding shares held in treasury, in Liberty International is 361,897,673.

The above figure of 361,897,673 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Liberty International under the FSA's Disclosure and Transparency Rules.

Susan Folger
Company Secretary

30 May 2008

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Fax

LIBERTY INTERNATIONAL

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 02.06.2008

From: Liberty International PLC

Headline: Investors and Analysts visit

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Investors and Analysts visit

LIBERTY INTERNATIONAL PLC

SITE VISIT BY SOUTH AFRICAN INVESTORS AND
ANALYSTS TO UK: 2nd - 4th JUNE 2008

A number of South African investors and analysts will be visiting some Liberty International properties in the UK over the next three days, during which presentations will be made on the properties and development plans in respect of them.

These presentations contain no material new information on current trading or future financial performance.

Liberty International is listed on the London Stock Exchange with a secondary listing on the JSE, South Africa.

2 June 2008

ENQUIRIES:

Susan Folger
Company Secretary
Tel: +44 20 7887 7000

Nick Williams
College Hill, South Africa
Tel: + 27 (0) 11 447 3030

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END